Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

September 23, 2021

Mr. Brad Skinner
Office Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy and Transportation
100 F Street, N.E.
Washington, DC 20549

Re:	Exxon Mobil Corporation
Form 10-K for Fiscal Year Ended December 31, 2020
Filed February 24, 2021
File No. 001-02256

Dear Mr. Skinner:

The purpose of this letter is to document recent discussions held with Wei Lu confirming that ExxonMobil will endeavor to respond to the questions posed in the SEC’s letter dated September 17, 2021 as soon as possible, but no later than the period between October 29, 2021 and November 5, 2021. The reason for ExxonMobil's request for additional time is due to the availability of key members of management who will be out of the office or have significant commitments over this time period.

Please do not hesitate to contact me at 972-940-6790 if you have any questions.

Sincerely,

By: /s/ Stephen J. Kestle
__________________________________
Name: Stephen J. Kestle
Title: Financial Reporting Manager

c: Wei Lu